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                       U. S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D. C.  20549

                                     FORM 12B-25
                             NOTIFICATION OF LATE FILING
                                     (Check One):

     [x]  Form 10-K and Form 10-KSB     [ ]  Form 11-K
     [ ]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR
     [ ]  Form 20-F

     For Period Ended:   March 31, 1998
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     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      --------------------------

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information
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Full Name of Registrant:  CinemaStar Luxury Theaters, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):

12230 El Camino Real, Suite 320, San Diego, CA 92130
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Part II -- Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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State below in reasonable detail the reasons why the Form 10-K, and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                   (Attach Extra Sheets if Needed)

     The Registrant could not file Form 10-KSB for the year ended March 31, 1998 within the prescribed time period because its previous auditors, BDO Seidman, LLP have not yet completed their review of the Registrant's Form 10-KSB.


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Part IV -- Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

          Hope Toffel         (310)          788-4615
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          (Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [x]  Yes                 [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [x]  Yes                 [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit B attached hereto and incorporated herein by this reference.


     CinemaStar Luxury Theaters, Inc.
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                     (Name of Registrant as specified in charter)
     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

     Date: June 29, 1998
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     By:    /s/ Norman Dowling
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          Norman Dowling, Chief Financial Officer, Vice President and Assistant
Secretary

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                                      ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                      EXHIBIT A

     Statement of BDO Seidman, LLP required by Rule 12b-25(c)

See attached letter, dated June 29, 1998.


June 29, 1998


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We were the independent auditors of CinemaStar Luxury Theaters, Inc. (the "Registrant") for the year ended March 31, 1997. The Registrant has stated in
Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended March 31, 1998.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein as they relate to accounting and auditing matters.


                                   Very truly yours,


                                   /s/ BDO Seidman, LLP


                                      EXHIBIT B

                    Information required under Part IV, Section 3

The Registrant's consolidated financial statements for the year ended March 31, 1998 are expected to reflect significant changes from the consolidated financial statements for the year ended March 31, 1997 as follows:



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     a)   Revenues for the year ended March 31, 1998 increased to approximately
          $26,050,143 from $19,631,621 for the year ended March 31, 1997.  This increase is primarily the result of the Registrant adding five screens to an existing theater location and a new ten screen location during the year ended March 31, 1998.

     b) The net loss for the year ended March 31, 1998 increased to approximately $7,932,011 from $4,304,370 for the year ended March 31, 1997. This increase can be attributed primarily to the approximately $3,200,000 of non-recurring charges comprised of a fee for the termination of the Registrant's concessions lease agreement with Pacific Concessions, Inc., payments from, forgiveness of indebtedness by and guarantees of personal loans by, the Registrant pursuant to a settlement agreement with former management and non-cash interest expense on detachable warrants issued in connection with indebtedness.


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